Pamela Long, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Tribus Enterprises, Inc.

Registration Statement on Form S-1

Filed June 13, 2017

File No. 333-218683

Dear Ms. Long:

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

None other than this prospectus once declared effective.

2.	Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting primarily of cash. These and other acts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Issuer has a product, substantial operating activities related to such product and is not a 419 blank check. Any indications to the contrary have been appropriately adjusted and we have and stated prominently on the cover page of the prospectus that we are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3.	Please indicate by check mark that you are a smaller company, in addition to being an Emerging Growth Company.

Check Mark added.

Pamela Long, Assistant Director

Calculation of Registration Fee Table

4.	Please clarify that you are registering common stock in your primary offering. We note disclosure that you are registering “shares for sale by Our company”.

Clarified that we are registering commons stock in our primary offering.

5.	Please revise footnotes two and three to indicate that you are registering common stock under Rule 457(a) of the Securities Act of 1933, or advise. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee of the common shares in your initial public offering as there is no market for your common stock. Further, given that you are registering shares of common stock for resale, you should use Rule 457(a), rather than Rule 457(o), to calculate your registration fee. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rule Compliance and Disclosure Interpretations.

Rule 457(a) noted.

6.	Throughout your prospectus, the description of the type of offering you intend to conduct is inconsistent. In this regard we note the following:

•	Your cover page states that you are offering a minimum of 400,000 and a maximum of 8 million shares. However, risk factor disclosure on page 9 states that all proceeds from the sale of shares will be immediately available for use by the company. This is inconsistent with an offering that is subject to a minimum, and does not provide for any return of investors’ funds if the minimum is not reached.

Risk disclosure revised to reflect the minimum.

•	Your plan of distribution section does not describe a best-efforts minimum-maximum offering. Instead, the disclosures in that section are more consistent with a shelf offering that may be conducted on a delayed basis with information about the details of a distribution to be included in a prospectus supplement at a later date. Note that you are not eligible to conduct a shelf offering under Rule 415(a)(x) because your securities are not eligible to be registered on Form S-3.

Revised to clarify best efforts min-max.

Pamela Long, Assistant Director

•	If you intend to conduct a best efforts offering a continuous basis, it must be pursuant to Rule 415(a)((1)(ix). This means your offering must be commenced at or shortly after effectiveness and continue thereafter until it is terminated or the securities are sold. Also, you may only register an amount of securities which is reasonably expected to be sold within two years from the date of effectiveness.

The offering will commence immediately upon effectiveness and is expected to be completed during the initial offering period.

Please revise your cover page, risk factors, plan of distribution and all other discussions of the offering to be accurate, consistent and in accordance with applicable Securities Act rules.

Revised to reflect the above.

Prospectus Cover Page

7.	We note disclosure on page 12 that the primary offering is on a best-efforts basis. Please revise the cover page to clearly disclose that the primary offering is being conducted by the company on a best efforts, self-underwritten basis. Please also disclose who will offer the securities on the company’s behalf and whether the company is relying on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act.

Disclosure added that the offering is being conducted by the officers and directors under the safe harbor provision and is a best efforts, self-underwritten offering.

8.	If the offering will be conducted on a minimum/maximum basis, please disclose any minimum purchase requirements of the shares offered by the company, the date the offering will end and whether you have made any arrangements to place the funds in an escrow, trust or similar account. If you have not made any such arrangements, please state this fact and describe the effect on investors. See Item 501(b)(8)(iii) of Regulation S-K.

Disclosure added that there is a $1,000 minimum purchase, that the offering will terminate upon reaching the maximum proceeds, and that the funds will be held in a separate account by the company but it is not a formal escrow or trust account. Disclosure added related to the added risk to investors.

Pamela Long, Assistant Director

9.	Please revise the offering price table to clearly disclose the total minimum and total maximum of the initial public offering proceeds. See Item 501(b)(3) of Regulation S-K.

Minimum and Maximum split added.

10.	We note disclosure in footnote one in the Offering Price table that estimated expenses includes payments of “any underwriting or placement commissions, discounts, or expense”. We also note disclosure on page 9 that you have not engaged a placement agent or broker. Please remove the references to underwriting or placement commissions, discounts or expenses, or advise.

Reference removed.

Business Strategy, page 5

11.	We note disclosure here regarding Tribus Innovation, LLC’s “first product” and “initial product line”. Please clearly disclose here and in your Business section that you have no revenue, no products for sale and disclose your accumulated deficit. Please revise your disclosure throughout your registration statement to make it clear that you have no products and you are referring to your intended products.

Disclosure added that the company currently has no products for sale, no revenue and an accumulated deficit.

12.	We note disclosure that you are “awaiting test results”. Please clearly disclose when you expect to receive such results.

Nathan Cruzan produced a manual failure analysis test result document on May 25th, 2017. Jay Ayala produced a Finite Element Analysis on Jan 5th, 2017. Both of these tests indicated moving forward with the product.

About This Offering, page 6

13.	Please revise the reference to “units” here and in the “By Our Company” section on page 25, and elsewhere throughout the prospectus, since you are not registering units in this offering.

Unit reference removed.

Risk Factors, page 6

We have a very limited operating history and our business plan…. Page 6

Pamela Long, Assistant Director

14.	We note disclosure that you “have not sold any substantial amount of products commercially” and disclosure on page 17 that you have no revenues. Please revise your disclosure to clearly state that you have no revenues.

Revised to clearly state no revenues at this time.

We have limited sales and marketing experience.. page 7

15.	We note the disclosure regarding your website. Please revise your disclosure to clearly discuss whether you currently have a functioning website or whether you are referring to an anticipated future website.

www.TribusUSA.com disclosed in the amendment.

Our Officers and directors have conflicts of interest in that they have other time… page 8

16.	We note disclosure that your officers and directors do not devote their full working time to your business. Please disclose the percentage of time each of your officers and directors devote to your business.

Revised to disclose that all officers and directors devote 100% of their time to the business of the company other than Juan Ayala who devotes 50% percent of his time until October 2017 and thereafter will be spending 100% of his time.

Description of Business and Property… page 14

17.	Your business section should discuss the market for your products and competitive environment. We note that you minimally address these items in your MD&A, but please elaborate in the business section. For example, we note your disclosure that there is “no competition” in the space of ratcheting flare nut wrenches. Clarify whether there is some other tool in common use, such as an ordinary ratchet or other wrench, that would compete with your product.

Tribus Innovations’ ratcheting flare nut wrench will be produced for sale in the hand tool industry. Historically there have been limited designs in the ratcheting flare nut wrench sales market such as; Gear Wrench part number 89100 (UPC 099575891007) and the traditional non-ratcheting flare nut wrench. These designs do not allow for small incremental movement in confined spaces, whereas Tribus Innovations’ version of the ratcheting flare nut wrench breaks new ground in this market.

18.	In several of your risk factors and MD&A you refer to your “licensed products.” Please explain the nature of the licenses to which you refer in the business section. Clarify whether you expect to license the right to make the product from a third party or whether you expect to license others to use your products. If you have entered into any license agreement with respect to any product, please describe the material terms of the agreement and consider whether it is a material contract that should be filed as an exhibit to the registration statement.

Revised to clarify that the LLC was acquired and no licensing agreements currently exist.

Pamela Long, Assistant Director

Business Strategy, page 14

19.	We note disclosure here that Tribus LLC was formed in April 2014 and on pages 16 and F-6 that Tribus LLC was formed December of 2015. Please revise to make your disclosures consistent.

Revised to consistently disclose December 2015.

20.	Please describe your company history for the past three years, including the material terms of your acquisition of Tribus Innovations, LLC, and your current structure. Please briefly describe from whom you purchased Tribus Innovation, LLC. See Item 101(h) of Regulation S-K.

Additial disclosure regarding the acquisition of Tribus Innovations, LLC and that the current officers and directors of the issuer were the members of the LLC.

21.	We note the disclosure of your “patent language” in the Management’s Discussion and Analysis section on page 16. Please disclose here, in the Business Strategy section, any patents, including duration.

Patent Pending since April of 2016 and we have the application number: 15/092,056 Duration of Patent should be a standard of 20 years once the patent is granted by the USPTO.

Plan of Operation, page 16

22.	Please disclose the specific steps or milestones you expect to take, and their anticipated timeframe, in order to become operational.

Upon receiving the funds from the offering, Tribus Enterprises, Inc. will order all machinery and material to start producing our product. Each piece of equipment has a lead time on it to arrive at our location so time is of the essence to get us up and operational.
Matsuura 5 axis CNC Machine – 12 weeks
Citizen L32 Lathe – 12 weeks
Press for Stamping and 10-degree bend – 4 weeks
Deburring Machines – 4 weeks

Pamela Long, Assistant Director

Sanders and Grinders – 4 weeks
Shop Equipment and Small Tools – 2 weeks
Wrench Bodies and Material – 12-16 weeks

As you can see the company is ready to get this started and upon receiving the investment money we will be ready for full time production, 12-16 weeks upon placing orders and getting machinery running and operational.

Liquidity and Capital Resources, page 17

23.	You state that you anticipate that you will receive proceeds through the offering sufficient to continue operations for at least the next twelve months. Please clarify the minimum amount of proceeds you believe would be necessary to continue operations for twelve months. Please also disclose how long you believe you could continue operations with no additional financing or revenue.

Disclosure added that the company could continue operations on a scaled down basis with the cash on hand for approximately 6 months.

24.	We note your statement that the company has a “short history of revenues”. Based on the financial statements included in this filing, we do not believe the company has any history of revenues. Please revise.

Revised to clarify no history of revenues.

Directors, Executive Officers, Promoters and Control Persons, page 19

25.	Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills led to the conclusions that Messrs. Bertagnole, Mills, and Ayala should serve as your Directors.

Disclosure added regarding the following:

After 6 years of careful consideration, the founding members of Tribus Innovations, LLC have concluded that no one else knows this business better than us. The founders have spent years’ worth of research and development on their flagship product along with developing a manufacturing process. The founders feel strongly that they need to be in control of the company’s future.

Tommy Mills has over 12 years of experience in the field of diesel engine and automotive repair. He has acquired a Certificate of Applied Science in Diesel Technology. Tommy was the original conceptualizer of this ratcheting flare nut wrench design. He has owned and operated his own maintenance and field service repair business for 5+ years. As a small business owner, he learned a lot about how the federal tax system works. Additionally, he ran his own sales organization selling services to companies and private individuals while traveling regionally in Wyoming, North Dakota and Montana. Tommy’s small business ownership, regional travel experience, and existing relationships can be leveraged again.

Pamela Long, Assistant Director

As an experienced diesel technician, Tommy will have a unique connection to the sales prospect. Tommy created a solution that is a common obstacle to every repair technician in the industry. His unique insight was inspired by overcoming his personal struggles in dealing with that very obstacle. In a collaborative effort with his future business partner, Tommy shared his intellectual property with Kendall Bertagnole. Together, they designed and produced the first of many prototypes.

Tommy’s intellectual property is the catalyst for Tribus Enterprises’ inception. This uniquely qualifies him for serving as a member of the board.

Kendall has received an Associate’s degree in Drafting and Design as well as a Bachelor’s Degree in Project Management. This helped him to learn and understand how to work with people and projects under deadlines helping companies become a success in their industry.

For the past 10 years Kendall has worked in the construction field submitting bids, managing and overseeing electrical projects all over the states of Wyoming, Washington, and Idaho. Kendall has dealt with budgeting, billing, ordering of material, working with general contractors and project teams, getting projects done on time, under budget, and managing personnel to stay on task and work as team members. Kendall excels at being able to step back and see the big picture of what needs to be done and directing people to accomplish a task that is required. These skills are invaluable to Tribus Enterprises, Inc.

Kendall’s other responsibilities have included working as an Electrical Building Information Modeling Specialist. He has designed and executed 3D virtual models of commercial buildings to resolve coordination interferences between different construction disciplines to ultimately pre-fabricate designs off-site thus saving rework and expensive downtime. Kendall’s previous modeling and pre-fabrication experience closely mirrors the 3D modeling and manufacturing process that Tribus Enterprises, Inc. has embarked on.

While working for other companies Kendall started the process of designing the flagship product of Tribus Innovations with the ratcheting flare nut wrench. Upon raising sufficient funds to get Tribus Enterprises, Inc. off the ground he has come to understand all that is needed and required for Tribus to get its new product to market and see it be a success. With his previous experience of handling large and small projects and working with different teams he will be able to propel and move things forward in this new venture.

Pamela Long, Assistant Director

Founding member Jay Ayala has over 11 years of technical sales across North America. Additionally, he has an Applied Science degree in Engineering Technology and practiced engineering design for 9 years. His expertise in 3D modeling have given him invaluable experience in facilitating the design of the flare nut ratcheting wrench. His tenure as a technical sales employee included travel that over the course of 11 years have logged him over one million miles. Additionally, his technical sales role has exposed him to all levels of management and decision makers from individuals in CEO roles to individuals in operator roles.

As a technical sales professional, Jay’s experience with office productivity software has also provided invaluable experience in managing his business. With a vast knowledge of spreadsheet mastery, sales forecasting, expense reports, booking travel, email and appointment management as well as a YouTube following of over 400,000+ views, Jay has unique qualifications to serve as a board member of Tribus Enterprises, Inc. Jay’s effective communications skills and wide outreach is extremely valuable to a startup company.

Tommy’s concept, fostered by Kendall’s design and business expertise, polished and finalized by Jay’s modeling skills are why they will serve as members of the board of directors.

Description of Capital Stock, page 22

26.	We note disclosure on page F-9 and Section 3 of your Certificate of Incorporation that the holders of the Series A preferred stock are entitled to 10 votes for each share held and each share is convertible into 10 shares of common stock at the discretion of the company’s directors. Please revise to clearly provide information regarding your Series A and Series B preferred stock to enable investors to understand the limitations of the registered common shares, including describing the dividend, liquidation and voting rights, the conversion rights into your common stock and the conversion procedures related thereto. See Item 202(a)(4) of Regulation S-K.

Disclosure added as to voting and conversion rights, which are the only special rights of the Class A and Class B Preferred shares.

Limitations on Stockholder Actions, page 22

Disclosure of Commission Position on Indemnification.. page 27

Item 14, Indemnification of Directors and officers, page II-1

27.	We note that Section 7 of your Certificate of Incorporation states that indemnification will be provided under the laws of the State of Nevada; however, your disclosure states that your bylaws provide indemnification under the Washington Revised Statutes. Also, Article IX of your bylaws and your disclosure are not consistent. Please make your disclosure here and in the sections, Disclosure of Commission Position on Indemnification and Item 14, consistent with your bylaws and Certificate of Incorporation.

Revised for consistency.

Pamela Long, Assistant Director

Selling Stockholders, page 23

28.	Please revise to indicate the nature of any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Disclosure as to Tommy Mills being the parent of Tommy Mills added.

29.	Please briefly discuss the transactions in which the selling stockholders acquired the shares registered for resale.

Disclosure added that they were sold pursuant to Reg. D. and had all pertinent information about the Company at the time of sale.

30.	Please reconcile the number of shares you disclose as outstanding on May 1, 2017 (2,941,658 shares, which is equal to the number of shares registered for resale) with the number of shares you disclose as outstanding on June 1, 2017 in “Description of Capital Stock” on page 22 (5,541,658 shares).

The shares issued pursuant to the Acquisition have been noted and disclosed.

Plan of Distribution, page 24

By Selling Stockholders, page 24

31.	In the first paragraph, please clarify, consistent with your cover page and disclosure further down in this section, that selling shareholders will sell shares at a fixed price of $0.25 per share.

Fixed price disclosure added.

Pamela Long, Assistant Director

32.	We note disclosure in the paragraph following the bullet points that selling shareholders may also sell under Rule 144. Please note that Rule 144(i) clarifies that Rule 144 is not available for the resale of securities issued by a shell company until 12 months after it has ceased being a shell company and has filed current Form 10 information with the Commission reflecting its status as an entity that is no longer a shell company. Please revise to reflect these requirements.

Disclosure added that Rule 144 is not available for the resale of securities issued by a shell company until 12 months after it has ceased being a shell company and has filed current Form 10 information with the Commission reflecting its status as an entity that is no longer a shell company.

Item 16. Exhibits, page II-3

33.	Please revise to list the consent of counsel as Exhibit 23.2, and indicate that it is included in Exhibit 5.1. Refer to Item 601(b)(23) of Regulation S-K.

So revised.

Sincerely,

Kendall Bertagnole, President
Tribus Enterprises, Inc.

cc:	Tracie Mariner, Staff Accountant (via e-mail)
Al Pavot, Staff Accountant (via e-mail)
Sherry Haywood, Staff Attorney (via e-mail)